EXHIBIT 77C

RIVERSOURCE GLOBAL SERIES, INC.

RESULTS OF MEETING OF SHAREHOLDERS

RIVERSOURCE GLOBAL TECHNOLOGY FUND (THE FUND)
SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 2, 2009
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total dollar interest in the Fund.

To approve an Agreement and Plan of Reorganization between the Fund and Seligman Global Technology Fund, a series of Seligman Global Fund Series, Inc.

DOLLARS VOTED "FOR"   DOLLARS VOTED "AGAINST"    ABSTENTIONS    BROKER NON-VOTES
-------------------   -----------------------   -------------   ----------------
   60,687,018.615          2,555,029.688        2,575,174.068         0.000